United States

Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12771

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(K) PROFIT SHARING PLAN

(Full title of plan and address of the plan,

if different from that of the issuer named below)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL
CORPORATION 401(K) PROFIT SHARING PLAN

DATE: June 29, 2005	/s/ LUCY K. MOFFITT
Lucy K. Moffitt
Member, Science Applications International Corporation
Retirement Plans Committee

Science Applications International Corporation 401(k) Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of the

Science Applications International Corporation

401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the 2004 and 2003 financial statements include Class A Common Stock of Science Applications International Corporation valued at $937,090,000 (31 percent of net assets) and $764,774,000 (30 percent of net assets), respectively, whose values have been determined by the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the Plan in determining the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those values may differ significantly from the values that would have been used had a public market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This

supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 22, 2005

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
INVESTMENTS—At fair value:
Mutual funds	$2,003,799,000	$1,713,108,000
SAIC Class A common stock	937,090,000	764,774,000
Participant loans	47,313,000	44,708,000

Total investments	2,988,202,000	2,522,590,000

RECEIVABLES:
Company contributions	10,353,000	8,970,000

TOTAL ASSETS	2,998,555,000	2,531,560,000

LIABILITIES
Accrued plan expenses	63,000	126,000

NET ASSETS AVAILABLE FOR BENEFITS	$2,998,492,000	$2,531,434,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS

INVESTMENT INCOME:
Net appreciation in fair value of investments	$297,850,000	$273,750,000
Interest and dividends	50,668,000	25,060,000

Net investment income	348,518,000	298,810,000

Contributions:
Participant	208,819,000	162,184,000
Employer	55,997,000	36,494,000

Total contributions	264,816,000	198,678,000

Net additions	613,334,000	497,488,000

DEDUCTIONS

Distributions to participants	146,075,000	97,483,000
Plan expenses	201,000	248,000

Total deductions	146,276,000	97,731,000

NET INCREASE BEFORE PLAN TRANSFERS	467,058,000	399,757,000

TRANSFERS FROM OTHER PLANS	—	516,463,000

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	2,531,434,000	1,615,214,000

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$2,998,492,000	$2,531,434,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

General—The Science Application International Corporation 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan consists of a deferred fund which is the fund in which assets acquired by the Plan in its function as a qualified Plan are held and accounted for. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description dated March 2005 for more complete information. Effective November 28, 2003, the Science Applications International Corporation Profit Sharing Retirement Plan merged with the Plan. As a result of the merger of the two plans, assets with a fair value on the date of merger totaling $516,123,000 were transferred to the Plan and the Plan was renamed the Science Applications International Corporation 401(k) Profit Sharing Plan. The accompanying financial statements do not include the changes in net assets available for benefits of the Science Applications International Corporation Profit Sharing Retirement Plan prior to the effective date of the merger.

The authority to control and manage the operation and administration of the Plan is vested in the Science Applications International Corporation (“SAIC” or the “Company”) Retirement Plans Committee (the “Committee”) whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Eligibility—Generally, employees of SAIC and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment, except for employees in groups designated as ineligible.

Contributions—The Plan permits participants to elect to defer up to 25% of their eligible compensation for the Plan year and to have such deferred amount contributed directly by the Company to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contributions plans. The Company, at its discretion, may make a matching contribution equal to a specified percentage of the aggregate amounts deferred by participants. The match is only provided on eligible participant deferrals of up to 10% of compensation. The Company contributes 50% of the first $2,000 of a participant’s annual deferred compensation and 15% of such deferred compensation above $2,000. The Company’s contribution is allocated 50% to Company stock and 50% according to the employees’ deferral elections. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants during 2004 and 2003. Participant salary deductions, to the extent directed to be invested in SAIC Class A Common Stock (“SAIC Common Stock”) are limited to 50% of such salary reduction after the balance of SAIC Common Stock held by the Plan for such participant equals or exceeds $50,000. No more than 50% of rollover contributions may be invested in SAIC Common Stock. Participants of the Plan who have balances of SAIC Common Stock of less than $50,000 are permitted to invest up to 100% of their payroll contributions in SAIC Common Stock.

The Company’s contribution to the Plan is to be paid in cash unless the Company’s Board of Directors determines to make the contribution in shares of SAIC Common Stock or another form. Contributions to the Plan cannot be in excess of the maximum amount deductible for federal income tax purposes.

Employees hired prior to January 1, 1995 are immediately eligible for the Company matching contributions. Employees hired on or after January 1, 1995, who have elected to participate, are eligible for Company matching contributions if they have attained age 18 and have both 12 calendar months of employment and 850 hours of service.

Investment Funds—As of December 31, 2004, participants could direct the investment of their contributions in any combination of 21 mutual funds. In October 2003, the Committee elected to freeze the Vanguard U.S. Growth Fund to new participant-directed contributions effective February 2004. In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC Common Stock limited market trade date (see Note 2). Pending the limited market trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each limited market trade, balances from the fund are transferred into custom funds designed to hold SAIC Common Stock (the “SAIC Stock Funds”).

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan allows up to five years for participants to transfer their balances in either of the SAIC Stock Funds first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan. If no election is made, investments in the SAIC Stock Funds will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and if eligible, the Company’s matching contribution, allocations of Company discretionary contributions, participant forfeitures and Plan earnings. Participant accounts also reflect withdrawals and changes in account balances resulting from investment gains and losses. Allocations are based on participant eligible compensation as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—A participant’s interest in the employee deferral portion of the participant’s account is 100% vested at all times. A participant’s interest in Company contributions is 100% vested if the participant was hired prior to January 1, 1995. If the participant was hired on or after January 1, 1995, the participant’s interest in Company contributions vests at a rate of 20% per year in years one through five, becoming fully vested after five years of service, as defined. Participants are deemed fully vested upon reaching age 59½, permanent disability or death while employed by the Company. Forfeitures arising from participants withdrawing from the Plan prior to achieving 100% vesting are used to reduce the cost of the Company’s matching contribution. Plan forfeitures of $762,000 and $800,000 were used to reduce Company matching contributions in 2004 and 2003, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Funds. Loan repayment periods may not exceed 56 months except loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. Loans bear interest rates ranging from 4% to 11.5%, and have maturities from January 2005 through December 2029.

Distributions to Participants—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59½ only if the Plan determines that the participant is incurring financial hardship. After attaining age 59½, a participant may make withdrawals even if still employed by the Company.

Tax Status—The Company received its latest determination letter from the Internal Revenue Service dated October 3, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $15,000 and $20,000 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 24,570,000 and 24,057,000 units, respectively, of common stock of Science Applications International Corporation, the sponsoring employer, with a cost basis of $783,876,000 and $682,380,000, respectively.

2.	INVESTMENT IN SAIC COMMON STOCK

Determination of Stock Price—The price of the SAIC Common Stock is determined by the Company’s Board of Directors by using a valuation process that includes input from an independent appraisal firm and a stock price formula adopted by the Board. The stock price remains in effect until subsequently changed. The Board of Directors sets the stock at a price it believes represents fair market value; however, the stock price may not represent the value that would be obtained if the stock were publicly traded. After the Board has established the stock price, the appraiser reviews the price and provides an opinion letter to the Board of Directors and the Committee as to whether the stock price appears to reflect the fair market value of the SAIC Common Stock.

Purchases of SAIC Common Stock—The Plan is not permitted to purchase shares of SAIC Common Stock in the limited market unless the stock price that is established by the Board of Directors is determined by the Committee, in reliance on an appraisal by the independent appraiser, to reflect the fair market value of the shares. If the Plan was not able to purchase shares of SAIC Common Stock, the liquidity of the limited market and the stock price could be adversely impacted.

SAIC Stock Funds—All amounts in the SAIC Stock Funds are invested in SAIC Common Stock, except for estimated cash reserves which are primarily used to provide future benefit distributions, future investment exchanges and other cash needs. Cash remaining after accounting for estimated cash reserves generally will be used to purchase SAIC Common Stock at the stock price then in effect. Shares purchased by the Plan may be acquired in the SAIC limited market or purchased from SAIC. If there are not enough cash reserves in the SAIC Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the SAIC Stock Funds will be offered to SAIC for purchase. In the event SAIC declines to purchase shares, the Plan can offer shares for sale in the SAIC limited market. Exchanges out of the SAIC Stock Funds may be postponed until the time, if ever, that there is enough cash to make required benefit distributions and provide for investment exchanges. Accordingly, exchanges of SAIC Common Stock held in the SAIC Stock Funds may be restricted.

SAIC Limited Market—There is no public market for the SAIC Common Stock. A limited market maintained by the Company’s wholly owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer the SAIC Common Stock for sale on predetermined trade dates at the price determined by the SAIC Board of Directors. Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. Subject to certain legal and contractual restrictions, the Company is currently authorized, but not obligated, to purchase shares of SAIC Common Stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and the Company, in its discretion, determines to make such purchases. The Company has purchased a significant amount of the SAIC Common Stock in the limited market during recent periods. The Company’s purchases during 2004 and 2003 balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation— Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices.

Investment in SAIC Common Stock— The fair value of SAIC Common Stock is based upon the latest price set by the SAIC Board of Directors prior to December 31 (see Note 2). The value of SAIC Common Stock as of December 31, 2004 was based upon a price of $38.14 per share, representing the price set by the Board of Directors on October 8, 2004. The value of the SAIC Common Stock as of December 31, 2003 was based upon a price of $31.79 per share, representing the price set by the Board of Directors on October 10, 2003. The Committee has received opinions from the independent appraisal firm that price of the SAIC Common Stock appears to reflect the fair market value as of the respective valuation dates. The appraiser’s opinion for the October 8, 2004 value assumes SAIC will purchase sufficient shares in the subsequent trade to cause the trade to be fully subscribed and that the shareholders will be able to sell all shares offered for sale in that trade. While the Company is not obligated to purchase shares, it did purchase sufficient shares in the October 2004 trade to satisfy all offers to sell shares. In the absence of readily ascertainable market values, the Plan has utilized the stock prices set by the Board of Directors in October of 2004 and 2003 in recording the fair value of the SAIC Common Stock in the accompanying financial statements as of December 31, 2004 and 2003, respectively. Because of the nature of the limited market trading process and other relevant valuation data, the Plan believes that the October prices are representative of the fair value of the shares at December 31.

Investment Gains and Losses— The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2004 and

2003, net assets available for Plan benefits included $8,546,000 and $4,373,000, respectively, for participants who have elected to withdraw from the Plan but have not yet been paid.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

Administrative Expenses— Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Reclassification— Certain amounts in the accompanying 2003 financials statements have been reclassified to conform to the current year presentation.

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are separately identified below.

	2004		2003
Mutual funds:
Vanguard 500 Index Fund	$347,831,000	*	$311,941,000	*
Vanguard Windsor Fund	212,184,000	*	195,244,000	*
Vanguard Prime Money Market Fund	232,169,000	*	252,641,000	*
Dodge & Cox Stock Fund	180,349,000	*	123,079,000
Other	1,031,266,000		830,203,000

Total mutual funds	2,003,799,000		1,713,108,000

SAIC Class A common stock	937,090,000	*	764,774,000	*
Participant loans	47,313,000		44,708,000

Total investments	$2,988,202,000		$2,522,590,000

*	Represents 5% or more of the Plan’s net assets at respective year-end.

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	2004	2003
Mutual funds	$144,636,000	$191,327,000
SAIC Class A common stock	153,214,000	82,423,000

Net appreciation (depreciation) in fair value	$297,850,000	$273,750,000

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed SAIC Stock Fund is as follows:

	December 31,
	2004		2003
Investments, at fair value:
Nonparticipant-directed SAIC Stock Fund	$276,595,000	*	$224,299,000	*

	Year Ended December 31,
	2004		2003
Changes in nonparticipant-directed investments:
Net appreciation of investments	$44,954,000		$24,480,000
Distributions to participants	(7,749,000)		(6,977,000)
Transfers from other funds	15,091,000		13,398,000

Net increase in nonparticipant-directed investments	$52,296,000		$30,901,000

*	Represents 5% or more of the Plan’s net assets at respective year-end.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2004	2003
Net assets available for benefits per the financial statement	$2,998,492,000	$2,531,434,000
Distributions payable	(8,546,000)	(4,373,000)
Participant loans deemed distributed	(894,000)	—

Net assets available for benefits per Form 5500	$2,989,052,000	$2,527,061,000

The following is a reconciliation of claims paid per the financial statements to the Form 5500:

Year Ended December 31, 2004
Distributions to participants per the financial statements	$146,075,000
Add: Amounts payable at December 31, 2004	8,546,000
Less: Amounts payable at December 31, 2003	(4,373,000)

Distributions to participants per Form 5500	$150,248,000

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500:

Year Ended December 31, 2004
Deemed distributions of participant loans per the financial statements	$—
Add: Participant loans deemed distributed in 2004	894,000

Deemed distributions of participant loans per Form 5500	$894,000

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i Party VI, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral	Cost	Current Value
*	SAIC Class A common stock	Company Stock	$783,876,000^	$937,090,000
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	115,718,000
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	**	67,156,000
*	Vanguard 500 Index Fund	Mutual Fund	**	347,831,000
*	Vanguard Prime Money Market Fund	Mutual Fund	**	245,029,000
*	Vanguard Mid-Cap Index Fund	Mutual Fund	**	59,431,000
*	Vanguard Developed Markets Index Fund	Mutual Fund	**	8,460,000
*	Vanguard Windsor Fund	Mutual Fund	**	212,184,000
*	Vanguard International Growth Fund	Mutual Fund	**	77,715,000
	PIMCO Total Return Fund	Mutual Fund	**	47,531,000
*	Vanguard Small-Cap Index Fund	Mutual Fund	**	60,040,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	131,942,000
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	82,591,000
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	89,721,000
	Dodge and Cox Stock Fund	Mutual Fund	**	180,349,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	63,603,000
	Long Leaf Partners Small-Cap Fund	Mutual Fund	**	39,755,000
	Morgan Stanley Dean Witter Institutional Emerging Markets A	Mutual Fund	**	16,800,000
	Morgan Stanley Institutional Fund: Focus Equity; Class B	Mutual Fund	**	2,561,000
	T. Rowe Price Mid-Cap Growth Fund; Advisor Class	Mutual Fund	**	19,132,000
*	Vanguard Explorer Fund	Mutual Fund	**	20,991,000
*	Vanguard PRIMECAP Fund	Mutual Fund	**	115,259,000
*	Participant loans	Interest rates from 4% to 11.5%; maturities from January 2005 through December 2029	**	47,313,000

	TOTAL INVESTMENTS			$2,988,202,000

*	Indicates party-in-interest to the Plan.

**	Not applicable-participant directed investment.

^	Includes participant directed and nonparticipant-directed.

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP